UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarter Ended March 31, 2005

PROGRESS ENERGY, INC.

410 S. Wilmington Street
Raleigh, NC 27602

Contents	Page
ITEM 1 - Organization Chart

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions

ITEM 3 - Associate Transactions

ITEM 4 - Summary of Aggregate Investment

ITEM 5 - Other Investments

ITEM 6 - Financial Statements and Exhibits	2 3 3 5 6 6

ITEM 1 – ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
Strategic Resource Solutions Corp.

Progress Ventures, Inc.
  PV Synfuels, LLC
     Solid Fuel, LLC
     Sandy River Synfuel LLC
     Colona Synfuel Limited
     Partnership, L.L.L.P.

Progress Fuels Corporation
   EFC Synfuel LLC
       Ceredo Synfuel LLC
       Sandy River Synfuel LLC
       Solid Energy LLC
       Solid Fuel LLC
   Kentucky May Coal Company, Inc.
       Kanawha River Terminals, Inc.
       Black Hawk Synfuel LLC
         New River Synfuel LLC
       Ceredo Liquid Terminal, LLC
       Coal Recovery V, LLC
       Colona Newco, LLC
         Colona Synfuel Limited
         Partnership, L.L.L.P.
       Colona Sub No. 2, LLC
         Colona Synfuel Limited
         Partnership, L.L.L.P.
       Colona Synfuel Limited
       Partnership, L.L.L.P.
     Marmet Synfuel, LLC
     Progress Materials, Inc.
     Progress Synfuel Holdings, Inc.
       Ceredo Synfuel LLC
       Sandy River Synfuel LLC
       Solid Energy LLC
       Solid Fuel LLC
     Riverside Synfuel, LLC

Utech LLC

Utech Climate Challenge Fund, LP	Energy

Energy
Energy
Energy
Energy

Energy

Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy

Energy
Energy

Energy

Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy

Energy

Energy	1/22/96

3/31/00
3/31/00
10/15/99
10/15/99

 7/6/98

3/30/76
10/15/99
10/15/99
10/15/99
10/15/99
10/15/99
11/27/78
 4/3/86
 8/5/99
 3/9/98
7/31/01
12/30/96
 6/5/98

 7/6/98
 6/5/98

 7/6/98

 7/6/98
12/7/01
8/18/86
12/7/99
10/15/99
10/15/99
10/15/99
10/15/99
5/20/02

  N/A*

N/A*	NC NC NC DE DE DE FL DE DE DE DE DE VA FL DE CO FL MO DE DE DE DE DE DE FL DE DE DE DE DE WV DE DE	100 100 100 90 90 17 100 100 99 9 99 9 100 100 100 10 100 25 100 20.1 100 1 12.1 100 100 100 1 1 1 1 100 11.56 9.76	Energy Services Company

Holding Company
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production

Synthetic Fuel Production

Procurement and Transportation of Coal
Holding Company
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production
Coal Mine
Coal and Bulk Material Terminal
Synthetic Fuel Production
Synthetic Fuel Production
Emulsion Products Terminal
Synthetic Fuel Production
Holding Company

Synthetic Fuel Production
Synthetic Fuel Production

Synthetic Fuel Production

Synthetic Fuel Production
Synthetic Fuel Production
Manufacturing
Holding Company
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production

Investment in Electrotechnologies

Investment in Electrotechnologies

*Not applicable. Shares held as an investment

ITEM 2 — ISSUANCES AND RENEWALS OF SECURITIES AND
CAPITAL CONTRIBUTION

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security
None	None	None	N/A	N/A	N/A	N/A	N/A

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contributions (in $)
Colona Sub No. 2 LLC
Kanawha River Terminals, Inc.
Colona Newco, LLC
PV Synfuels, LLC
PV Synfuels, LLC
EFC Synfuel, LLC
Progress Synfuel Holdings, Inc.
PV Synfuels, LLC
EFC Synfuel LLC
Progress Synfuel Holdings, Inc.
Progress Energy, Inc.	Colona Synfuel Limited Partnership, L.L.L.P.
Colona Synfuel Limited Partnership, L.L.L.P.
Colona Synfuel Limited Partnership, L.L.L.P.
Colona Synfuel Limited Partnership, L.L.L.P.
Solid Fuel, LLC
Solid Fuel, LLC
Solid Fuel, LLC
Sandy River Synfuel, LLC
Sandy River Synfuel, LLC
Sandy River Synfuel, LLC
	Strategic Resource Solutions Corp.	207,580.00 2,511,718.00 4,172,358.00 3,528,860.00 13,005,439.72 1,300,543.97 144,504.89 6,254,356.33 625,435.63 69,492.85 5,000,000.00
Dividend Date	Company Making Dividend	Company Receiving Dividend	Dividend Amount
3/23/2005	Progress Rail Services Corporation	Progress Fuels Corporation	$6,967,400.53

ITEM 3 — ASSOCIATE TRANSACTIONS

         Part I — Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged (in $)	Indirect Costs Cost of Charged (in $) Capital (in $)	Total Amount Billed (in $)
Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Ceredo Liquid Terminal, LLC

Ceredo Liquid Terminal, LLC

Ceredo Liquid Terminal, LLC

Ceredo Liquid Terminal,
LLC

Ceredo Liquid Terminal,
LLC

Ceredo Liquid Terminal,
LLC	Powell Mountain Coal
Company, Inc.

Kentucky May Coal Company,
Inc.

Winchester Production
Company, Ltd

Kanawha River Terminals, Inc

Progress Rail Services
Corporation

Florida Power Corporation

Carolina Power & Light
Company

Ceredo Synfuel LLC

Marmet Synfuel, LLC

Riverside Synfuel, LLC

Sandy River Synfuel LLC

Solid Fuel LLC

Ceredo Synfuel LLC

Sandy River Synfuel, LLC

Marmet Synfuel, LLC

Colona Synfuel Limited
Partnership L.L.L.P.

Black Hawk Synfuel LLC	Admin Services

Admin Services

Admin Services

Admin Services
Admin Services

Coal Sales Coal Sales
Admin Services
Admin Services
Admin Services
Admin Services
Chemical Change Agent
Chemical Change Agent
Chemical Change Agent
Chemical Change Agent
Chemical Change Agent
		Chemical Change Agent	500 1,168 68,527 193,905 81,164 86,117,397 579,536 623,872 725,282 257,647 495,082 1,011,038 2,352,095 1,574,506 1,705,156 3,534,887 2,665,699		500 1,168 68,527 193,905 81,164 86,117,397 579,536 623,872 725,282 257,647 495,082 1,011,038 2,352,095 1,574,506 1,705,156 3,534,887 2,665,699

ITEM 3.

         Part II – Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged (in $)	Indirect Costs Charged (in $)	Cost of Capital (in $)	Total Amount Billed (in $)
Carolina Power & Light
Company

Progress Energy Service
Co., LLC

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Powell Mountain Coal
Company, Inc.

Carolina Power & Light
Company

Florida Power Corporation

Progress Energy Service
Co., LLC

Progress Ventures, Inc.

Florida Power Corporation

Florida Power Corporation
Strategic Resource
Solutions Corp.

Strategic Resource
Solutions Corp.

Marmet Synfuel, LLC

Marmet Synfuel, LLC

Marmet Synfuel, LLC

Sandy River Synfuel, LLC

Sandy River Synfuel, LLC

Riverside Synfuel, LLC

Riverside Synfuel, LLC

Colona Synfuel Limited
Partnership, L.L.L.P

Colona Synfuel Limited
Partnership, L.L.L.P.

Colona Synfuel Limited
Partnership, L.L.L.P.

Ceredo Liquid Terminal, LLC

Ceredo Liquid Terminal, LLC

Ceredo Synfuel LLC

Ceredo Synfuel LLC

Ceredo Synfuel LLC

Solid Fuel LLC

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Materials, Inc.

Progress Materials, Inc.	Management &
    Oversight

  Management &
    Oversight

    Feedstock

      Labor

      Fees

   Coal Sales

 Admin Services
    and Fees

 Admin Services

    Overhead
   Allocation

    Feedstock

 Admin Services
    and Fees

    Land Rent

 Admin Services

      Rent

   Coal Sales

 Admin Services
    and Fees

      Rent

   Fuel Sales

 Admin Services

 Admin Services

 Admin Services

 Admin Services

     Fly Ash

   Facilities
Costs	123 11,595 38,897,316 667,264 23,994,344 2,717,177 275,808 42,128,950 6,588,083 12,000 75,000 38,051,510 3,480,435 534,300 20,313,016 193,572 222,482 8,787,236 156,070 190,451 26,112	102,536 112,762 727,589 96,092 130,318	123

     114,131

  38,897,316

     780,026

     727,589

  23,994,344

   2,717,177

     275,808

      96,092

  42,128,950

   6,588,083

      12,000

     130,318

      75,000

  38,051,510

   3,480,435

     534,300

  20,313,016

     193,572

     222,482

   8,787,236

     156,070

     190,451

26,112

ITEM 4 — SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in 000's)	(in 000's)
Total consolidated capitalization as of 3/31/05.

     Total capitalization multiplied by 15%
     (line 1 multiplied by 0.15)

     Greater of $50 million or line 2

     Total current aggregate investment:
     (categorized by major line of energy-related business)
         Synthetic Fuel
         Emulsion Products Terminal
         Manufacturing
         Energy Service
         Electrotechnologies
             Total current aggregate investment

         Difference between the greater of $50 million or 15%
         of capitalization and the total aggregate investment of
         the registered holding company system (line 3 less line 4)

Investments in gas-related companies:
Not applicable.	$18,631,000 $2,794,650 401,830 0 0 21,740 (5,068)	$ 2,794,650 $ 418,502 $ 2,376,148	Line 1 Line 2 Line 3 Line 4 Line 5

ITEM 5 — OTHER INVESTMENTS*

Company	Investment Balance As of 11/30/00
Colona Synfuel Limited Partnership, L.L.L.P.
Sandy River Synfuel LLC
Solid Fuel LLC
Solid Energy LLC
Ceredo Synfuel LLC
Ceredo Liquid Terminal, LLC
Progress Materials, Inc.
Strategic Resource Solutions Corp.
Utech LLC
Utech Climate Challenge Fund, LP	$ 9,092,279 29,981,746 39,022,407 - - - 2,553,487 119,526,168 4,542,352 2,249,375

* These numbers do not include Progress Fuels Corporation (f/k/a/ Electric Fuels Corporation) as the Commission has determined that a majority of this system’s subsidiaries’ assets are not retainable under the standards of Section 11(b)(1) of the Act.

ITEM 6 — FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

A response to this item will be filed confidentially pursuant to 17 CFR § 250.104.

B.     Exhibits

1.     A response to this item will be filed confidentially pursuant to 17 CFR § 250.104.

2.     Certificate attached as Exhibit 99.1

Date: May 26, 2005	PROGRESS ENERGY, INC. Registrant By:/s/ Thomas R. Sullivan Thomas R. Sullivan Treasurer